

# Citadel Clearing LLC

—

2023 Financial Statements



# Citadel Clearing LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69521)

## Financial Statements, Supplemental Schedules, Compliance Report, and Reports of Independent Registered Public Accounting Firm as of and for the year ended December 31, 2023

*This report is deemed CONFIDENTIAL in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934.*
*A Statement of Financial Condition and Report of Independent Registered Public Accounting Firm, bound separately, has been filed with the U.S. Securities and Exchange Commission simultaneously herewith as a Public Document.*

*CONFIDENTIAL TREATMENT REQUESTED*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-69521

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
                                             MM/DD/YY                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Citadel Clearing LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__200 South Biscayne Boulevard, Suite 3300__
                                       (No. and Street)

| __Miami__ | __Florida__ | __33131__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Michael Henry__ | __(212) 651-7726__ | __Michael.Henry@citadel.com__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__PricewaterhouseCoopers LLP__
                            (Name – if individual, state last, first, and middle name)

| __1 North Wacker Drive__ | __Chicago__ | __Illinois__ | __60606__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| __10/20/2003__ | __238__ |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Henry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Clearing LLC (the "Company") _____, as of December 31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Accounting Officer

Notary Public _____    2/28/2024

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CITADEL CLEARING LLC

# Table of Contents



**Report of Independent Registered Public Accounting Firm**

To the Member of Citadel Clearing LLC

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Citadel Clearing LLC (the "Company") as of December 31, 2023, and the related statements of operations, of changes in member's capital, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Supplemental Information***

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, Computation for Determination of PAB Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management.

*PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606*
*T: (312) 298 2000, www.pwc.com/us*



Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*PricewaterhouseCoopers LLP*

February 28, 2024

We have served as the Company's auditor since 2015.

CITADEL CLEARING LLC

# Statement of Financial Condition

*(Expressed in U.S. dollars in millions)*

## ASSETS

| Assets: | As of December 31, 2023 | |
|---|---|---:|
| Cash and cash equivalents | $ | 641 |
| Cash segregated under federal regulation | | 28 |
| Collateral held under securities loan agreements | | 8,412 |
| Securities borrowed | | 6,906 |
| Securities purchased under agreements to resell, at fair value | | 75 |
| Receivable from brokers, dealers, and clearing organizations | | 68 |
| Other assets | | 23 |
| **Total assets** | $ | **16,153** |

## LIABILITIES AND MEMBER'S CAPITAL

| Liabilities: | | |
|---|---|---:|
| Securities loaned | $ | 11,991 |
| Securities sold under agreements to repurchase, at fair value | | 3,549 |
| Payable to brokers, dealers, and clearing organizations | | 17 |
| Other liabilities | | 8 |
| **Total liabilities** | | **15,565** |
| Member's capital | | 588 |
| **Total liabilities and member's capital** | $ | **16,153** |

See notes to financial statements.
CONFIDENTIAL TREATMENT REQUESTED

1

CITADEL CLEARING LLC

# Statement of Operations

*(Expressed in U.S. dollars in millions)*

|  | | For the year ended December 31, 2023 |
|---|---|---|
| **Revenues:** | | |
| Interest income | $ | 415 |
| **Total revenues** | | 415 |
| | | |
| **Expenses:** | | |
| Interest expense | | 359 |
| Other expenses | | 12 |
| **Total expenses** | | 371 |
| | | |
| **Net income** | $ | 44 |

See notes to financial statements.
CONFIDENTIAL TREATMENT REQUESTED

2

CITADEL CLEARING LLC

# Statement of Changes in Member's Capital

*(Expressed in U.S. dollars in millions)*

|  | For the year ended December 31, 2023 | |
|---|---|---|
| **Member's capital, December 31, 2022** | $ | 544 |
| Net income | | 44 |
| **Member's capital, December 31, 2023** | $ | 588 |

See notes to financial statements.
CONFIDENTIAL TREATMENT REQUESTED

3

CITADEL CLEARING LLC

# Statement of Cash Flows

*(Expressed in U.S. dollars in millions)*

|  | For the year ended December 31, 2023 | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 44 |
| **Adjustments to reconcile net income to net cash provided by operating activities:** | | |
| **Changes in operating assets and liabilities:** | | |
| Securities borrowed | | (90) |
| Securities purchased under agreements to resell, at fair value | | (75) |
| Receivable from brokers, dealers, and clearing organizations | | 71 |
| Other assets | | (2) |
| Securities loaned | | 270 |
| Securities sold under agreements to repurchase, at fair value | | (87) |
| Payable to brokers, dealers, and clearing organizations | | (22) |
| Other liabilities | | (17) |
| **Net cash provided by operating activities** | | 92 |
| | | |
| **Net increase in cash, cash equivalents, and cash segregated under federal regulation during the year** | | 92 |
| | | |
| Cash, cash equivalents, and cash segregated under federal regulation at the beginning of the year | | 577 |
| **Cash, cash equivalents, and cash segregated under federal regulation at the end of the year** | $ | 669 |
| | | |
| **Cash, cash equivalents, and cash segregated under federal regulation at the end of the year:** | | |
| Cash and cash equivalents | $ | 641 |
| Cash segregated under federal regulation | | 28 |
| **Cash, cash equivalents, and cash segregated under federal regulation at the end of the year** | $ | 669 |
| | | |
| **Supplementary disclosure of cash flow information:** | | |
| Cash paid for interest | $ | 356 |

See notes to financial statements.
CONFIDENTIAL TREATMENT REQUESTED

4

CITADEL CLEARING LLC

# Notes to Financial Statements

## Organization

Citadel Clearing LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CCLC Holdings LLC ("CCLH"), an affiliate, is the sole member of the Company. CLP Holdings Six LLC ("CLP6"), an affiliate, is the manager of the Company. The Company provides certain clearing and financing services to affiliated funds.

The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company and National Securities Clearing Corporation and is a participant in the Options Clearing Corporation stock loan program.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, Citadel Americas Services LLC, and certain of their affiliates (collectively, the "Citadel Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is currently effective through May 31, 2025.

NOTE 2

## Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

### *Use of Estimates*
The preparation of financial statements in accordance with GAAP requires CLP6 to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

### *Cash and Cash Equivalents*
The Company defines cash and cash equivalents on the statements of financial condition and cash flows as cash and funds held in liquid investments with original maturities of 90 days or less as well as investments in money market funds. Cash and cash equivalents are held at global financial institutions.

### *Cash Segregated Under Federal Regulation*
Under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3"), restricted cash of $28 million has been segregated in a special reserve bank account for the benefit of customers and restricted cash of $100 thousand has been segregated for proprietary accounts of brokers and dealers.

### *Offsetting Financial Assets and Liabilities*
The Company has elected to offset financial assets and financial liabilities by counterparty when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

### *Interest Income and Expense*
Interest income (expense) is recognized on an accrual basis, net of applicable withholding taxes.

### *Clearance and Regulatory Fees*
Securities transactions conducted on behalf of affiliated customers and related clearance fee income are recorded on a settlement date basis. Clearance and regulatory expenses are recorded on a trade date basis.

### *Transfers of Financial Assets*
Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities loaned, securities purchased under agreements to resell ("reverse repurchase agreements"), and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Reverse repurchase agreements and repurchase agreements are reported as operating activities on the statement of cash flows. Reverse repurchase agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company has elected to report reverse repurchase agreements and repurchase agreements on a net basis when it has determined that there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. Interest income or expense on reverse repurchase agreements and repurchase agreements is recognized over the term of the relevant agreement and included in interest income or interest expense on the statement of operations.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable. Securities loaned are recorded at the amount of cash collateral and fair value of securities collateral received plus accrued interest payable. Securities borrowing and lending transactions with the same counterparty are reported on a net basis when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. Rebate income and expense on cash collateral (net of fees related to securities borrowed and securities loaned) are either included in interest income or interest expense on the statement of operations. When securities are pledged or received as collateral, no rebate is received or paid.

### *Valuation of Financial Instruments*
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CLP6 based on the valuation principles set forth in the Company's governing documents and represents CLP6's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CLP6 or CLP6 may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports financial instruments held as money market funds; collateral under securities loan agreements; reverse repurchase agreements, and repurchase agreements ("Financial Instruments") at fair value. If the counterparty to such Financial Instruments defaults and the Company were forced to liquidate the collateral associated with the Financial Instruments (see Note 3), the fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length

# Notes to Financial Statements

liquidation of Financial Instruments and such differences may be material.

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs disseminated by third parties, including membership organizations, or market participants (e.g., mean of the bid and offer price) or (iii) valuation models using such prices or inputs. In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CLP6). CLP6 may determine to use a different value than would be assigned pursuant to the foregoing if CLP6 determines that doing so would better reflect fair value (e.g., CLP6 may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CLP6, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CLP6's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

| Basis of Fair Value Measurement | |
| --- | --- |
| Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities; |
| Level 2 | Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and |
| Level 3 | Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. |

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

**Collateral Held Under Securities Loan Agreements**
Collateral held under securities loan agreements include exchange-traded equity securities and corporate debt securities. Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within Level 1 of the fair value hierarchy. Corporate debt securities include corporate bonds and convertible bonds. The fair value of corporate debt securities is determined using recently executed market transactions observable via membership organizations or market price quotations (where observable) disseminated by third parties or market participants such as brokers and vendors (e.g., mean of the bid and offer from a broker). Corporate debt securities are categorized within Level 2 of the fair value hierarchy.

**Reverse Repurchase Agreements and Repurchase Agreements**
Reverse repurchase agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Reverse repurchase agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

**Money Market Funds**
The Company holds money market funds which are redeemable daily. Money market funds are valued based on the reported net asset value and are classified within Level 1 of the fair value hierarchy.

*Other Financial Instruments*
CLP6 estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

These financial assets and liabilities include cash and cash equivalents, cash segregated under federal regulation, securities borrowed, receivable from brokers, dealers, and clearing organizations, other assets, securities loaned, payable to brokers, dealers, and clearing organizations, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash equivalents, and cash segregated under federal regulation which would have been classified within Level 1.

Financial assets measured at amortized cost are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. For the year ended December 31, 2023, based on the historical analysis and forward-looking information, no allowances for credit losses have been recorded as the Company expects credit losses arising from such financial assets to be immaterial.

*Fair Value Option*
The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. The primary reason for electing the fair value option is to reflect current market conditions related to reverse repurchase agreements and repurchase agreements in earnings on a timely basis. CLP6 has elected to apply the fair value option to the Company's reverse repurchase agreements and repurchase agreements.

NOTE 3

## Collateralized Transactions

The Company attempts to manage credit exposure arising from reverse repurchase agreements and repurchase agreements, securities borrowing and securities lending transactions by either entering into master netting agreements and credit support agreements with counterparties, and/or entering into transactions that are cleared through central clearinghouses. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements may provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty. The credit risk of centrally cleared transactions is also reduced by the rules or regulatory requirements applicable to the clearinghouses. The Company engages in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate (see Note 5), and non-affiliates.

CITADEL CLEARING LLC

# Notes to Financial Statements

Securities borrowing and lending transactions are collateralized by pledging or receiving cash or securities, which typically include equity securities and/or corporate debt securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Typically, the Company has rights of rehypothecation with respect to the underlying securities received under securities borrowing transactions. Also, the Company generally has rights of rehypothecation with respect to the securities collateral received from counterparties under securities lending transactions, the fair value of which is recorded as collateral held under securities loan agreements on the statement of financial condition. The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowing transactions, as well as the securities loaned from the Company to such counterparty. As of December 31, 2023, substantially all securities received under securities borrowing transactions, and securities collateral received from counterparties for securities loaned has been delivered or repledged in connection with other collateralized financing agreements.

Reverse repurchase agreements and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2023, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with other collateralized financing agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The following table presents information about securities borrowed and securities loaned.

## AS OF DECEMBER 31, 2023

| ($ in millions) | Securities Borrowed | Securities Loaned |
|---|---|---|
| Fair value of securities borrowed/loaned | $ 26,426 | $ 19,092 |
| Cash collateral pledged/received | 15,100 | 11,796 |
| Fair value of securities collateral pledged/ received | 11,927 | 8,412 |
| Financing interest receivable/payable | 31 | 8 |

In the table above, financing interest receivable and payable is included in securities borrowed and securities loaned, respectively, on the statement of financial condition. As of December 31, 2023, the Company also pledged additional securities collateral of $75 million related to its securities borrowed and securities loaned activities. The fair value of securities borrowed, securities loaned and securities collateral includes accrued coupon interest.

The following table presents information about reverse repurchase agreements and repurchase agreements.

## AS OF DECEMBER 31, 2023

| ($ in millions) | |
|---|---|
| Fair value of securities collateral received for reverse repurchase agreements | $ 75 |
| Fair value of securities collateral pledged for repurchase agreements | 3,812 |
| Net cash collateral received | 4 |

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by equity securities or corporate debt securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

*Offsetting of Certain Collateralized Transactions*
The following tables present information about the offsetting of these instruments.

## ASSETS AS OF DECEMBER 31, 2023

| ($ in millions) | Reverse Repurchase Agreements | Securities Borrowed |
|---|---|---|
| **Included in the statement of financial condition** | | |
| Gross amounts | $ 75 | $ 15,131 |
| Amounts offset | — | (8,225) |
| **Net amounts** | 75 | 6,906 |
| **Amounts not offset** | | |
| Counterparty netting | (3,549) | (961) |
| Financial instruments, at fair value | 3,733 | (5,682) |
| **Total** | $ 259 | $ 263 |

## LIABILITIES AS OF DECEMBER 31, 2023

| ($ in millions) | Repurchase Agreements | Securities Loaned |
|---|---|---|
| **Included in the statement of financial condition** | | |
| Gross amounts | $ 3,549 | $ 20,216 |
| Amounts offset | — | (8,225) |
| **Net amounts** | 3,549 | 11,991 |
| **Amounts not offset** | | |
| Counterparty netting | (3,549) | (961) |
| Financial instruments, at fair value | — | (9,883) |
| **Total** | $ — | $ 1,147 |

In the tables above:

- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting, and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported on a net basis, as applicable, in the statement of financial condition when the Company has determined that there exists a legally enforceable master netting

# CITADEL CLEARING LLC

# Notes to Financial Statements

agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities borrowed, securities loaned, securities purchased or sold under the agreements to resell or repurchase, respectively, and additional collateral, where applicable. These amounts may include any over-collateralization of such transactions. The fair value of securities borrowed in the table only includes securities for which cash collateral was pledged.
- Securities sold or otherwise pledged as collateral for repurchase agreements, or pledged as collateral for securities borrowed, include securities received as collateral from affiliate under securities loan agreements.

*Collateralized Transactions–Maturities and Collateral Pledged*
The following table presents the gross carrying value of repurchase agreements and securities loaned by remaining contractual maturity as of December 31, 2023.

| ($ in millions) | Repurchase Agreements | Securities Loaned |
|---|---|---|
| Overnight and open | $ 100 | $ 20,208 |
| 31-90 days | 3,434 | — |
| **Total** | 3,534 | 20,208 |
| Financing interest payable | 15 | 8 |
| **Gross amounts** | $ 3,549 | $ 20,216 |

The following table presents the gross carrying value of repurchase agreements and securities loaned by class of collateral pledged as of December 31, 2023.

| ($ in millions) | Repurchase Agreements | Securities Loaned |
|---|---|---|
| Equity securities | $ 3,340 | $ 19,332 |
| Corporate debt securities | 194 | 876 |
| **Total** | 3,534 | 20,208 |
| Financing interest payable | 15 | 8 |
| **Gross amounts** | $ 3,549 | $ 20,216 |

## NOTE 4

## Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's Financial Instruments measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

### ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2023

| ($ in millions) | Level 1 | Level 2 | Total |
|---|---|---|---|
| Money market funds | $ 400 | $ — | $ 400 |
| Collateral held under securities loan agreements | 8,401 | 11 | 8,412 |
| Securities purchased under agreements to resell | — | 75 | 75 |
| **Total** | $ 8,801 | $ 86 | $ 8,887 |

### LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2023

| ($ in millions) | Level 1 | Level 2 | Total |
|---|---|---|---|
| Securities loaned | $ 8,401 | $ 11 | $ 8,412 |
| Securities sold, under agreements to repurchase | — | 3,549 | 3,549 |
| **Total** | $ 8,401 | $ 3,560 | $ 11,961 |

In the table above the securities loaned balance reflects only that portion of the obligation to return securities collateral received.

There were no Level 3 financial instruments as of December 31, 2023.

## NOTE 5

## Transactions with Related Parties

*Expenses*
Pursuant to an administrative services agreement, the Company reimburses the Citadel Parties for direct and reimbursable administrative, general and operating expenses, including compensation and benefits, paid by these entities on behalf of the Company. For the year ended December 31, 2023, the direct and reimbursable expenses were $7 million, and are included in the respective expense categories on the statement of operations. As of December 31, 2023, the Company had a payable to the Citadel Parties of $2 million, which is included in other liabilities on the statement of financial condition.

*Securities Borrowed and Securities Loaned*
During the year, the Company engaged in securities borrowing and lending transactions with CIFC, with balances as of December 31, 2023, as presented in the following table.

| ($ in millions) | Securities Borrowed | Securities Loaned |
|---|---|---|
| Fair value of securities borrowed/ loaned | $ 8,267 | $ 18,149 |
| Cash collateral pledged/received | 8,225 | 10,838 |
| Amounts offset in the statement of financial condition | (8,225) | (8,225) |
| Fair value of securities collateral pledged/received | — | 8,412 |

In the table above, the fair value of securities borrowed, securities loaned and securities collateral includes accrued coupon interest.

For the year ended December 31, 2023, the Company recognized net expense of $83 million related to securities borrowing and lending transactions with CIFC, which is included in interest expense on the statement of operations.

*Clearing Activities*
For the year ended December 31, 2023, the Company conducted clearing activities with affiliated funds. As of December 31, 2023, the Company had a receivable from affiliated funds of $11 million included in other assets on the statement of financial condition, and a payable to affiliated funds of $4 million included in other liabilities on the statement of financial condition, which relates to net securities failed to deliver and secured financing activity.

# Notes to Financial Statements

## *Loan Agreement*

The table below discloses the significant terms and financial information associated with the Company's senior unsecured facility agreement with CCLH.

**AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2023**

| Lender | Total Facility Limit | Interest Rate | Outstanding Principal and Accrued Interest | Interest Expense | Maturity Date |
|---|---|---|---|---|---|
| CCLH | $  500 | OBFR + 1.6% | $       — | $       — | December 31, 2024 |

**Borrowing Agreement** *($ in millions)*

In the table above:

- The senior unsecured facility with CCLH is committed and payable on demand.
- The maturity date represents the maturity date valid as of December 31, 2023.

**NOTE 6**

## Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2023, consist of the following:

*($ in millions)*

| | |
|---|---|
| Securities failed to deliver | $        5 |
| Receivable from clearing organizations | 63 |
| **Receivable from brokers, dealers, and clearing organizations** | $       68 |

*($ in millions)*

| | |
|---|---|
| Securities failed to receive | $       15 |
| Payable to clearing organizations | 2 |
| **Payable to brokers, dealers, and clearing organizations** | $       17 |

At December 31, 2023, the entirety of receivables from clearing organizations reflect cash deposits held at the clearing organizations made in the normal course of business.

**NOTE 7**

## Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, liquidity risk, and operational risk. CLP6 seeks to monitor and manage these risks on an ongoing basis.

### *Market Risk*

Market risk is the potential for changes in the value of securities collateral pledged and/or received under securities borrowing, securities lending, reverse repurchase agreements, and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CLP6 seeks to manage market risk in various ways, including through diversifying exposures and guidelines on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices and volatilities.

### *Credit Risk*

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's securities borrowing, securities lending, and securities sold under agreements to repurchase with counterparties as a result of nonperformance by the counterparties. The Company seeks to manage this credit risk through collateral monitoring.

The Company is exposed to credit risk in its role as a financing counterparty to dealers and broker and dealer clients, as well as CIFC, as a holder of securities and as a member of clearing organizations. The Company's client activities involve the clearing and financing of various transactions. The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in its clearing and financing activities by entering into master netting agreements and credit support agreements with counterparties. These master netting agreements and credit support agreements provide the Company with the right to demand collateral, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CLP6 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure and, when necessary, attempts to recall any material excess collateral balances. Additionally, the Company seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties, rebalancing financing sources, and attempting to match collateral types in a balanced book as deemed appropriate.

Cash account balances typically exceed government-sponsored insurance coverage and may subject the Company to a concentration of credit risk. Where possible, CLP6 seeks to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements, or by reducing the amount of cash the Company has on deposit with banks and other globally recognized financial institutions.

### *Liquidity Risk*

With respect to asset and liability management, the Company diversifies financing across counterparties and contractual types, focusing on a variety of financing arrangements with strong contractual terms, active balance sheet and capital planning, and developing scalable infrastructure including direct funding capabilities, where applicable. CLP6 typically maintains a pool of excess liquidity at the Company for these planned and contingent needs.

### *Operational Risk*

Operational risk is defined as the risk of financial loss or damaged reputation resulting from inadequate or failed internal processes, people, systems, or from external events. CLP6 seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

### *Other Risks*

The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CLP6's ability to manage the Company's activities. CLP6 seeks to manage this risk through continuity and resiliency planning.

During the life of the Company, litigation could arise, or legal, tax, and regulatory changes could occur, which could have a material adverse effect on the Company.

CITADEL CLEARING LLC

# Notes to Financial Statements

## Contingencies

In the normal course of business, the Company may enter into contracts that contain provisions related to certain indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CLP6 believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP6 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

### NOTE 9

## Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly. For the year ended December 31, 2023, the Company recorded no U.S. federal or state income tax expense.

In accordance with GAAP, CLP6 has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2023, CLP6 determined that the Company was not required to establish a liability for uncertain tax positions. If the Company were to have an uncertain tax position, it would record interest and penalties, as applicable, in other expenses on the statement of operations.

### NOTE 10

## Regulatory Requirements

The Company is a registered broker and dealer subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. At December 31, 2023, net capital was $559 million in excess of the Company's required minimum net capital of $1.5 million. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2023, the amount held on deposit in the reserve bank account was $28 million.

As of December 31, 2023, the Company does not carry accounts that hold proprietary securities or cash on behalf of brokers and dealers with reportable amounts, as defined in Rule 15c3-3. At December 31, 2023, the amount held on deposit in a reserve bank account for proprietary accounts of brokers and dealers was $100 thousand.

### NOTE 11

## Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2024, which is the date the financial statements were available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statements.

# Supplementary Information

CITADEL CLEARING LLC

# Computation of Net Capital for Brokers and Dealers

*Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934*

*(Expressed in U.S. dollars in millions)*

|  | As of December 31, 2023 |
|---|---|
| **Member's capital** | $    588 |
|  |  |
| **Deductions and/or charges:** |  |
| Charges related to securities borrowing and lending deficits | 10 |
| Non-allowable assets | 7 |
| Other deductions/charges | 2 |
| **Tentative net capital** | 569 |
|  |  |
| Haircuts | 8 |
| Required net capital | 2 |
|  |  |
| **Excess net capital** | $    559 |
|  |  |
| Net capital in excess of 120% of minimum net capital requirement | $    559 |

**Paragraph pursuant to 17a-5(d)(4):**

Note:     There were no material differences between the above computation and the Company's corresponding unaudited FOCUS report as of December 31, 2023, filed on January 25, 2024.

# Computation for Determination of Reserve Requirements for Brokers and Dealers

*Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934*

*(Expressed in U.S. dollars in millions)*

|  | As of December 31, 2023 |
|---|---|
| **Credit balances** | |
| Free credit balances and other credit balances in customers' security accounts | $ 4 |
| Monies payable against customers' securities loaned | — |
| Customers' securities failed to receive | 13 |
| Credit balances in firm accounts which are attributable to principal sales to customers | — |
| Fair value of stock dividends, stock splits and similar distributions receivable outstanding over 30 days | — |
| Fair value of short securities and credits in all suspense accounts over 7 business days old | — |
| **Total credit items** | $ 17 |
| **Debit balances** | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection | $ 12 |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | — |
| Failed to deliver of customers' securities not older than 30 calendar days | 5 |
| **Aggregate debits** | 17 |
| Less 3 percent charged | 1 |
| **Total debit items** | $ 16 |
| **Reserve computation** | |
| **Excess of total credits over total debits** | $ 1 |
| Amount held on deposit in reserve bank account for the exclusive benefit of customers on January 2, 2024 | $ 26 |

**Paragraph pursuant to 17a-5(d)(4):**

Note: There were no material differences between the above computation and the Company's corresponding unaudited FOCUS report as of December 31, 2023, filed on January 25, 2024.

# Computation for Determination of PAB Reserve Requirements for Brokers and Dealers

*Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934*

**As of December 31, 2023**

Amount held on deposit in reserve bank account for proprietary accounts of brokers and dealers at December 31, 2023, was $100 thousand.

Note:        The Company does not carry accounts that hold proprietary securities or cash on behalf of brokers and dealers with reportable amounts, as defined in Rule 15c3-3 under the Securities Exchange Act of 1934. As a result, there are no amounts reportable under these sections.

**Paragraph pursuant to 17a-5(d)(4):**

Note:        There were no material differences between the above information and the Company's corresponding unaudited FOCUS report as of December 31, 2023, filed on January 25, 2024.

# Information Relating to Possession or Control Requirements

*Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934*

*(Expressed in U.S. dollars in millions)*

|  |  | **As of December 31, 2023** |
|---|---|---|
| 1. | Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 | $ — |
|  | A.   Number of items | 0 |
| 2. | Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 | $ — |
|  | A.   Number of items | 0 |

**Paragraph pursuant to 17a-5(d)(4):**

Note: There were no material differences between the above computation and the Company's corresponding unaudited FOCUS report as of December 31, 2023, filed on January 25, 2024.

CITADEL CLEARING LLC

# Compliance Report

Citadel Clearing LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1 (the "net capital rule"), 17 C.F.R. §240.15c3-3 (the "customer protection rule"), 17 C.F.R. §240.17a-13 (the "quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis;

(2) The Company's internal control over compliance with the financial responsibility rules was effective during the year ended December 31, 2023;

(3) The Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2023;

(4) The Company was in compliance with the net capital rule and 17 C.F.R. §240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2023; and

(5) The information the Company used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records.

Citadel Clearing LLC

I, Michael Henry, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ______________________________
Michael Henry, Chief Accounting Officer

February 28, 2024

______________________________ 2/28/2024
Notary Public

BRIDGET HENNESSEY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6378230
Qualified in Queens County
Commission Expires 12/21/2026



**Report of Independent Registered Public Accounting Firm**

To Management of Citadel Clearing LLC

We have examined Citadel Clearing LLC's (the "Company") assertions, included in the accompanying Citadel Clearing LLC Compliance Report, that

(1) the Company's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2023, based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Company's internal control over compliance with the financial responsibility rules was effective as of December 31, 2023 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2023, and

(4) the information used to assert that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Company (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Company's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Company's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Company's internal control over compliance with the financial responsibility rules was effective as of and during the year ended December 31, 2023, (2) the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023 was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Citadel Clearing LLC's compliance with the financial responsibility rules.

*PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606*
*T: (312) 298 2000, www.pwc.com/us*



Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Citadel Clearing LLC's assertions referred to above are fairly stated, in all material respects.

*PricewaterhouseCoopers LLP*

February 28, 2024